UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

YOUKU TUDOU INC.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

G9876M106

(CUSIP Number)

Timothy A. Steinert, Esq.

Alibaba Group Holding Limited

c/o Alibaba Group Services Limited

26/F Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong

 Tel: +852.2215.5100

With a copy to:

Kathryn King Sudol, Esq.

Simpson Thacher & Bartlett

ICBC Tower – 35th Floor

3 Garden Road, Central

Hong Kong

Tel: +852.2514.7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9876M106

1.	Name of Reporting Person Ali YK Investment Holding Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 721,120,860 Class A Shares^

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 721,120,860 Class A Shares^

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 721,120,860 Class A Shares^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 25.1%*

14.	Type of Reporting Person CO

^

Comprised of 643,161,852 Class A ordinary shares, par value US$0.00001 per share (“Class A Shares”), in respect of which Ali YK Investment Holding Limited (“Ali YK”) may be deemed to possess shared dispositive power with Alibaba Investment Limited (“AIL”) and Alibaba Group Holding Limited (“AGHL” and such Class A Shares, the “Alibaba Owned Shares”) and 77,959,008 Class A Shares in respect of which Ali YK may be deemed to possess shared dispositive power with AIL, AGHL and YF Venus Ltd (such Class A Shares, the “YF Owned Shares”).

*

Based on an aggregate of 3,514,230,620 ordinary shares (comprised of 2,868,538,717 Class A Shares, and 645,691,903 Class B ordinary shares, par value US$0.00001 per share (“Class B Shares” and, together with Class A Shares, the “Ordinary Shares”) issued and outstanding as of June 30, 2015 as disclosed in the Issuer’s report on Form 6-K filed with the Securities and Exchange Commission on August 21, 2015 related to its second quarter 2015 unaudited financial results (“Form 6-K”)). Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares. Based on the foregoing, the percentage of the Ordinary Shares beneficially owned by Ali YK equals 20.5%.

CUSIP No. G9876M106

1.	Name of Reporting Person Alibaba Investment Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 721,120,860 Class A Shares^

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 721,120,860 Class A Shares^

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 721,120,860 Class A Shares^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 25.1%*

14.	Type of Reporting Person CO

^	Comprised of the Alibaba Owned Shares (being 643,161,852 Class A Shares) and the YF Owned Shares (being 77,959,008 Class A Shares).

*

Based on an aggregate of 3,514,230,620 ordinary shares (comprised of 2,868,538,717 Class A Shares and 645,691,903 Class B Shares issued and outstanding as of June 30, 2015 as disclosed in the Form 6-K). Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, the percentage of the Ordinary Shares beneficially owned by AIL equals 20.5%.

CUSIP No. G9876M106

1.	Name of Reporting Person Alibaba Group Holding Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 721,120,860 Class A Shares^

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 721,120,860 Class A Shares^

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 721,120,860 Class A Shares^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 25.1%*

14.	Type of Reporting Person CO

^	Comprised of the Alibaba Owned Shares (being 643,161,852 Class A Shares) and the YF Owned Shares (being 77,959,008 Class A Shares).

*

Based on an aggregate of 3,514,230,620 ordinary shares (comprised of 2,868,538,717 Class A Shares and 645,691,903 Class B Shares issued and outstanding as of June 30, 2015 as disclosed in the Form 6-K).  Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, the percentage of the Ordinary Shares beneficially owned by AGHL equals 20.5%.

Introductory Statement

This Amendment No. 1 (this “Amendment”) is being filed by Ali YK Investment Holding Limited (“Ali YK”), Alibaba Investment Limited (“AIL”) and Alibaba Group Holding Limited (“AGHL”, and together with Ali YK and AIL, the “Alibaba Reporting Persons”) and hereby amends the Schedule 13D initially filed by the Alibaba Reporting Persons, YF Venus Ltd, Yunfeng Fund II, L.P., Yunfeng Investment II, L.P., Yunfeng Investment GP II, Ltd. and Yu Feng on May 29, 2014 (the “Original Filing”) relating to the Class A ordinary shares, par value US$0.00001 per share (the “Class A Shares”), of Youku Tudou Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”), with respect to the Alibaba Reporting Persons.  The Class A Shares are represented by American Depositary Shares (“ADSs”), with each ADS representing 18 Class A Shares.  Information reported in the Original Filing with respect to the Alibaba Reporting Persons remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Filing.

Item 3.                     Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On October 16, 2015, AGHL submitted a non-binding proposal (the “Proposal Letter”) to the Issuer’s board of directors relating to the proposed acquisition of all of the outstanding Ordinary Shares and ADSs, other than the Alibaba Owned Shares (being 643,161,852 Class A Shares), in a going private transaction, for cash consideration of US$26.60 per ADS (or equivalent amount per Class A and Class B ordinary share, as the case may be) based on the Issuer’s share capital set forth in the Issuer’s public filings (the “Proposed Transaction”).  The Alibaba Reporting Persons anticipate that the consideration payable in connection with the Proposed Transaction will be funded by cash on hand.

The description of the Proposal Letter contained herein is qualified in its entirety by reference to Exhibit F, which Exhibit is incorporated herein by reference.

Item 4.                     Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On October 16, 2015, AGHL submitted the Proposal Letter to the Issuer’s board of directors relating to the Proposed Transaction.  Consummation of the transactions contemplated by the Proposal Letter is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements and other related agreements mutually acceptable in form and substance to the Issuer and AGHL.  None of the Issuer, any of the Alibaba Reporting Persons or any affiliate of any Alibaba Reporting Persons is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms provided in such agreements.

In the Proposal Letter, AGHL stated that AGHL has a right of first offer with respect to a change of control transaction involving the Issuer, including any merger or sale of the Issuer, that it is interested only in pursuing the Proposed Transaction and that it does not intend to sell its stake in the Issuer to any third party.

If the Proposed Transaction is consummated, the ADSs would be delisted from New York Stock Exchange, and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate.  In addition, the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger) to consist of persons to be designated by the Alibaba Reporting Persons, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Concurrent with the submission of the Proposal Letter, AIL has entered into a support agreement (the “Support Agreement”) with Victor Wing Cheung Koo, 1Verge Holdings Ltd., 1Look Holdings Ltd., The Koo 2012 Irrevocable Children’s Trust, Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC (collectively, the “Supporting Parties”), who, collectively with AIL, own approximately 36.9% of the issued and outstanding Ordinary Shares representing approximately 59.3% of the total voting power thereof.  Pursuant to the Support Agreement, each Supporting Party has agreed, among other things, during the term of the Support Agreement, solely in its capacity as the beneficial owner of its Ordinary Shares, (i) to vote or cause to be voted all of its Ordinary Shares (including Ordinary Shares represented by ADSs): (a) in favor of the approval, adoption and authorization of the merger agreement relating to the Proposed Transaction as may be entered into between AGHL and/or one or more of its affiliates, on one hand, and the Issuer, on the other hand, in the form to be agreed by such parties (the “Merger Agreement”) and the approval of the Proposed Transaction and any other transactions contemplated by the Merger Agreement, (b) in favor of any other matters required to consummate the Proposed Transaction and any other transactions contemplated by the Merger Agreement, (c) against any competing acquisition proposal or any other transaction, proposal, agreement or action made in opposition to the Proposed Transaction or in competition or inconsistent with the Proposed Transaction, and (d) against any other action, agreement or transaction that is intended to facilitate a competing acquisition proposal or that is intended to or could prevent, impede, or, in any material respect, interfere with, delay or adversely affect the Proposed Transaction or any other transactions contemplated by the Merger Agreement or the performance by such Supporting Party of its obligations under the Support Agreement, and (ii) not to, and use its reasonable efforts to cause its representatives not to, (w) directly or indirectly, make any competing acquisition proposal or join with, or invite, any other person to be involved in the making of any competing acquisition proposal, (x) provide any information to any third party with a view to such third party or any other person pursuing or considering to pursue a competing acquisition proposal, (y) finance or offer to finance any competing acquisition proposal, including by offering any equity or debt financing, or contribution of any Ordinary Shares or provision of a voting agreement, in support of any competing acquisition proposal, or (z) solicit, encourage or facilitate, or induce or enter into any negotiation, discussion, agreement or understanding with any person (other than AIL and its affiliates) regarding a competing acquisition proposal or any of the matters described in this paragraph.

In addition, pursuant to the Support Agreement, each Supporting Party irrevocably and unconditionally appointed AIL and/or any designee of AIL, as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote, act by written consent or execute and deliver a proxy during the term of the Support Agreement solely in respect of the matters described in the immediately preceding paragraph.  Each Supporting Party further agreed, during the term of the Support Agreement, not to sell, transfer, pledge, or otherwise dispose of any Ordinary Shares and ADSs beneficially owned by such Supporting Party, except for those transfers permitted under the Support Agreement.

The obligations under the Support Agreement terminate, in respect of a Supporting Party, upon the earliest to occur of (i) the consummation of the Proposed Transaction, (ii) the date on which AIL informs the Board (or a special committee thereof formed to consider the Proposed Transaction), or publicly discloses, that the board of directors of AGHL has resolved to terminate or rescind the Proposal Letter or discontinue its pursuit of the Proposed Transaction, (iii) the date on which (a) AGHL or AIL publicly discloses an amendment to the Proposal Letter or (b) or the Issuer, on the one hand, and AIL and/or its affiliates, on the other hand, execute and deliver to each other a definitive merger agreement in relation to an acquisition, in each case, pursuant to which (A) the per Ordinary Share purchase price or per ADS purchase price to be paid by AIL and/or its affiliates would be less than the price per Ordinary Share and price per ADS, respectively, set forth in the original Proposal Letter, except for any lower price agreed in writing by the Supporting Parties, and/or (B) AIL and/or its affiliates will acquire less than all of the outstanding Ordinary Shares and ADSs not already beneficially owned by AGHL, Ali YK or any of their respective affiliates, except for any exceptions or modifications agreed in writing by the Supporting Parties, (iv) any material breach by AIL of any of its covenants and agreements set forth in Sections 4.6 and 4.7 of the Support Agreement that is not cured by AIL within ten (10) business days following receipt of written notice of such breach from a Supporting Party (provided that, if AIL disputes such breach and/or its cure of such breach, the Support Agreement shall not terminate unless and until such breach and failure to cure have been determined by a court in accordance with Section 5.3 of the Support Agreement), (v) the date that is 18 months after the date of the Support Agreement if, as of such date, the Issuer, on the one hand, and AIL and/or its affiliates, on the other hand, have not executed and delivered to each other the Merger Agreement, and (vi) any written agreement of AIL and such Supporting Party to terminate the Support Agreement.

The description of the Support Agreement contained herein is qualified in its entirety by reference to Exhibit G, which Exhibit is incorporated herein by reference.

Item 5.                     Interests in Securities of the Issuer

The first sentence of the first paragraph of Section (a) of Item 5 is hereby amended and restated to read in its entirety as follows:

The following disclosure is based on 2,868,538,717 Class A Shares and 645,691,903 Class B Shares issued and outstanding as of June 30, 2015 as disclosed in the Form 6-K.

The second paragraph of Section (a) of Item 5 is hereby amended and restated to read in its entirety as follows:

Pursuant to Rule 13d-3 under the Exchange Act, Ali YK may be deemed to beneficially own 721,120,860 Class A Shares, representing 20.5% of the total outstanding Ordinary Shares and 25.1% of the total outstanding Class A Shares as of June 30, 2015.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

Proposal Letter

The Proposal Letter is described in Items 3 and 4, such summary being incorporated by reference into this Item 6.  The description of the Proposal Letter contained herein is qualified in its entirety by reference to Exhibit F, which Exhibit is incorporated herein by reference.

Support Agreement

The Support Agreement is described in Item 4, such summary being incorporated by reference into this Item 6.  The description of the Support Agreement contained herein is qualified in its entirety by reference to Exhibit G, which Exhibit is incorporated herein by reference.

Item 7.                     Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description

F	Proposal Letter, dated October 16, 2015.

G

Support Agreement, dated October 16, 2015, by and among Alibaba Investment Limited, Victor Wing Cheung Koo, 1Verge Holdings Ltd., 1Look Holdings Ltd., The Koo 2012 Irrevocable Children’s Trust, Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2015

ALI YK INVESTMENT HOLDING LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

ALIBABA INVESTMENT LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Authorized Signatory

SCHEDULE A-1

Directors and Executive Officers of Ali YK Investment Holding Limited

The following table sets forth the names and present principal occupation of each director of Ali YK Investment Holding Limited (“Ali YK”).  Unless otherwise noted, the business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  Ali YK does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Timothy Alexander STEINERT, United States	General Counsel and Secretary of Alibaba Group Holding Limited (“AGHL”)

YEN Ping Ching Samuel, Canada	Vice President of Finance of AGHL

WU Wei (aka Maggie), People’s Republic of China	Chief Financial Officer of AGHL

HUANG Xin, People’s Republic of China c/o Yunfeng Investment Management (HK) Limited, Suite 2201, 50 Connaught Road, Central, Hong Kong	Managing Director of Yunfeng Investment Management (HK) Limited

SCHEDULE A-2

Directors and Executive Officers of Alibaba Investment Limited

The following table sets forth the names and present principal occupation of each director of Alibaba Investment Limited (“AIL”).  Unless otherwise noted, the business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  AIL does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Timothy Alexander STEINERT, United States	General Counsel and Secretary of AGHL

YEN Ping Ching Samuel, Canada	Vice President of Finance of AGHL

WU Wei (aka Maggie), People’s Republic of China	Chief Financial Officer of AGHL

SCHEDULE A-3

Directors and Executive Officers of Alibaba Group Holding Limited

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of AGHL.  Unless otherwise noted, the business address for each director listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  Unless otherwise noted, the business address for each executive officer listed below is 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013, People’s Republic of China.

Name/Citizenship	Present Principal Occupation
Jack Yun MA, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013 People’s Republic of China	Executive Chairman of AGHL

Joseph C. TSAI, Canada	Executive Vice Chairman of AGHL

Jonathan Zhaoxi LU, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013 People’s Republic of China	Vice Chairman of AGHL

Daniel Yong ZHANG, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013 People’s Republic of China	Director and Chief Executive Officer of AGHL

J. Michael EVANS, Canada	Director and President of AGHL

Masayoshi SON, Japan c/o SOFTBANK CORP. 1-9-1 Higashi-shimbashi Minato-ku, Tokyo, 105-7303 Japan	Director of AGHL; Chairman and Chief Executive Officer of SoftBank Corp.

Wan Ling Martello, United States	Independent Director of AGHL; Executive Vice President of Nestlé S.A.

Chee Hwa TUNG, Hong Kong	Independent Director of AGHL; Vice Chairman of the Twelfth National Committee of the Chinese People’s Political Consultative Conference of the PRC

Walter Teh Ming KWAUK, Canada	Independent Director of AGHL; Senior Consultant of Motorola Solutions (China) Co., Ltd.

Jerry YANG, United States	Independent Director of AGHL; Founding Partner of AME Cloud Ventures

Börje E. EKHOLM, United States and Switzerland	Independent Director of AGHL; Head of Patricia Industries Division of Investor AB

Lucy Lei PENG, People’s Republic of China	Chief People Officer of AGHL

WU Maggie Wei, People’s Republic of China c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Chief Financial Officer of AGHL

Zhenfei LIU, People’s Republic of China	Chief Risk Officer of AGHL

Trudy Shan DAI, People’s Republic of China	Chief Customer Officer of AGHL

Timothy Alexander STEINERT, United States c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	General Counsel and Secretary of AGHL

Jianhang JIN, People’s Republic of China	President of AGHL

Jian WANG, People’s Republic of China	Chairman of Technology Committee of AGHL

Jeff Jianfeng ZHANG, People’s Republic of China	President of China Retail Marketplaces Division of AGHL

Yongfu YU, People’s Republic of China	President of Mobile Internet and Alimama Division of AGHL

Simon Xiaoming HU, People’s Republic of China	President of Alibaba Cloud Computing Division of AGHL

Sophie Minzhi WU, People’s Republic of China	President of Wholesale Marketplaces Division of AGHL

Peng JIANG, People’s Republic of China	President of YunOS Division of AGHL